[LETTERHEAD OF UBS AG, LONDON BRANCH]

EXHIBIT 2

Istithmar PJSC and Istithmar Media Investments

Level 4, Emirates Office Tower

P.O. Box 17000

Dubai, UAE

15 February 2006

Dear Sirs,

We are writing to set out our agreement in relation to certain rights under the arrangement (the “Arrangement”) pursuant to which we are providing Istithmar PJSC and Istithmar Media Investments (together “Istithmar”) with economic exposure to US$2,000,000,000 of shares (the “Shares”) of Time Warner Inc. (“Time Warner”).

UBS shall at all times have absolute discretion to manage the Arrangement as it considers appropriate and, in particular, UBS shall have no obligation to own any Shares. In addition, to the extent that UBS holds voting rights with respect to Shares, UBS shall have absolute discretion to exercise those voting rights. During any period in which the Arrangement is in effect and UBS holds voting rights with respect to Shares, UBS shall give notice to Istithmar of any resolution of which it becomes aware to be proposed at a General Meeting of Time Warner and shall consult with Istithmar in relation to the exercise of its voting rights in respect of those Shares, up to the number of notional shares covered by the Arrangement. UBS shall also, where practicable, consult with Istithmar regarding any designations made under Section 9 of the Terms and Conditions of the Participation Notes. UBS may take into account the views of Istithmar regarding any such designations and the exercise of any such voting rights but is under no obligation to act in accordance with Istithmar’s views and shall have no liability to Istithmar or to any other person for any losses, damages or expenses whatsoever arising from the management of the Arrangement or its exercise of such voting rights, provided that UBS shall take no action which is contrary to the terms of the Arrangement. Istithmar acknowledges that an affiliate of UBS is acting as a financial advisor to Adelphia Communications Corporation and certain of its affiliates in their bankruptcy case in the United States Bankruptcy Court for the Southern District of New York. For the avoidance of doubt, it is understood that UBS may, in its discretion, abstain from voting the Shares or handle the voting of the Shares in any other manner that UBS deems appropriate to satisfy the Bankruptcy Court, US Trustee or interested parties in the Adelphia bankruptcy that such vote does not create any conflict of interest or perception of conflict of interest in connection with UBS' role in such bankruptcy.

The parties intend UBS to be the beneficial owner for US Federal Income Tax purposes of any Time Warner Shares that it may acquire in the course of its participation in the Arrangement. UBS and Istithmar each hereby agrees that it will not make any statement or representation to the effect that Istithmar or any of its affiliates is the owner of any Time Warner Shares by reason of Istithmar’s investment in the Arrangement, it being specified that this shall not prevent Istithmar from disclosing the fact that it has entered into the Arrangement, including without limitation in a report filed with the United States Securities and Exchange Commission pursuant to Section 13(d) of the United States Securities Exchange Act of 1934. UBS agrees that the issuance by Istithmar of a press release substantially in the form of Appendix E to the Commitment Letter dated January 31, 2006 between UBS Limited and Istithmar shall not be deemed the making of a statement or representation to the effect that Istithmar or any of its affiliates is the owner of any Time Warner Shares by reason of Istithmar’s investment in the Arrangement within the meaning of the preceding sentence. However, such characterisation is not binding on the Internal Revenue Service. The Internal Revenue Service may seek to recharacterise Istithmar or one of its affiliates as the beneficial owner of any such Shares. If this recharacterisation results in a US Indemnified Tax (as defined below), then UBS shall indemnify Istithmar or such affiliate for that US Indemnified

Tax so that Istithmar or such affiliate will be in the same position as if such US Indemnified Tax had never been imposed. If Istithmar or one of its affiliates receives any written claim from the US Internal Revenue Service that, if successful, would result in a US Indemnified Tax, Istithmar or such affiliate shall promptly notify UBS in writing of the claim. UBS shall have full control over the conduct of any contest concerning any such US Indemnified Tax.

“US Indemnified Tax” means any US federal withholding tax imposed on Istithmar or one of its affiliates in respect of any distribution or other payment characterised as a dividend for US tax purposes paid in respect of Time Warner Shares solely by reason of Istithmar’s investment in the Arrangement.

Upon termination of the Arrangement this letter shall terminate and have no further effect, except for the indemnification obligations of UBS in regard to US Indemnified Tax as described above, which shall continue indefinitely.

This letter is governed by and shall be construed in accordance with English law.

If the foregoing is in accordance with your understanding kindly sign and return to us a counterpart of this letter.

Yours faithfully,

UBS AG, LONDON BRANCH

By: /s/ Derek Lowe	By: /s/ Mark Dalton
Derek Lowe Managing Director	Mark Dalton Director

CONFIRMED AND ACCEPTED:

ISTITHMAR PJSC

By: /s/ David Jackson

David Jackson, Chief Investment Officer

ISTITHMAR MEDIA INVESTMENTS

By: /s/ David Jackson

David Jackson, Director

2